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SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
101

SECURITIES / 08028624
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-14495

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CitiStreet Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Atrium Drive
(No. and Street)

Somerset	NJ	08873
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim Famularo (732) 514-2358
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

99 High St	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AH 3/20

OATH OR AFFIRMATION

I, James Famularo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citistreet Advisors, as of 12/31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ILONA WIERZBICKI
ID # 2309207
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/6/2009

Signature

SVP, Treasurer
Title

Ilona Wierzbicki
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITISTREET ADVISORS LLC

Table of Contents

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Member
CitiStreet Advisors LLC:

We have audited the accompanying statements of financial condition of CitiStreet Advisors LLC (the Company) as of December 31, 2007 and 2006, and the related statements of operations, changes in member's capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CitiStreet Advisors LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 28, 2008

CITISTREET ADVISORS LLC

Statements of Financial Condition

December 31, 2007 and 2006

Assets		2007	2006
Cash and cash equivalents	$	955,342	518,245
Commissions receivable		2,329,097	1,893,330
Due from affiliate		22,651,893	16,814,458
Other assets		23,112	—
Total assets	$	25,959,444	19,226,033
Liabilities and Member's Capital			
Other liabilities	$	93,742	35,000
Total liabilities		93,742	35,000
Member's capital		25,865,702	19,191,033
Total liabilities and member's capital	$	25,959,444	19,226,033

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Operations

Years ended December 31, 2007 and 2006

		2007	2006
Revenues:			
Commissions and fees	$	38,574,229	29,243,032
Interest income		20,821	10,251
Total revenues		38,595,050	29,253,283
Expenses:			
Management fee		9,876,313	8,412,911
General and administrative expenses		5,145,934	4,700,422
Total expenses		15,022,247	13,113,333
Net income	$	23,572,803	16,139,950

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Changes in Member's Capital

Years ended December 31, 2007 and 2006

		2007	2006
Member's capital, beginning of year	$	19,191,033	14,836,113
Intercompany dividend		(17,195,107)	(11,785,030)
Merger – CitiStreet Equities, LLC		296,973	—
Net income		23,572,803	16,139,950
Member's capital, end of year	$	25,865,702	19,191,033

See accompanying notes to financial statements.

CITISTREET ADVISORS LLC

Statements of Cash Flows

Years ended December 31, 2007 and 2006

		2007	2006
Cash flows from operating activities:			
Net income	$	23,572,803	16,139,950
Adjustments to reconcile net income to net cash from operating activities, net of adjustments for merger:			
Change in commissions receivable		(434,578)	551,685
Change in other assets		43,625	—
Change in other liabilities		8,687	(27,221)
Change in due to (from) affiliate, net		(5,834,333)	(5,692,567)
Net cash from operating activities		17,356,204	10,971,847
Cash flows from financing activities:			
Dividend – CitiStreet LLC		(17,195,107)	(11,785,030)
Merger – CitiStreet Equities, LLC		276,000	—
Net cash used in financing activities		(16,919,107)	(11,785,030)
Net increase (decrease) in cash		437,097	(813,183)
Cash and cash equivalents, beginning of year		518,245	1,331,428
Cash and cash equivalents, end of year	$	955,342	518,245

See accompanying notes to financial statements.

(1) Nature of Business

CitiStreet Advisors LLC (the Company), a New Jersey limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also registered as an investment advisor with the SEC. The Company is a down-stream affiliate of CitiStreet LLC (CitiStreet). CitiStreet, a Delaware limited liability company, was formed on April 1, 2000 as a joint venture between State Street Bank & Trust Company (State Street), a Massachusetts trust company, and Keeper Holdings LLC (Citi), a Delaware limited liability company. CitiStreet, through its subsidiaries, provides recordkeeping and administrative services, and investment advisory, insurance agency, broker-dealer services and outsourcing for defined benefit, defined contribution, and health and welfare plans for businesses, not-for-profit entities, and government entities in the United States of America and globally. In addition, sales and marketing activities are performed for those services and functions. CitiStreet consists of three operating divisions: Retirement Services, Health & HR Services, and CitiStreet International LLC.

The Company refers participants in plans administered by its affiliates (who wish to establish individual retirement (IRA) accounts or other brokerage accounts) to full-service broker-dealers. It also offers investment advisory services to plan participants and individuals who have established IRAs or other brokerage accounts.

The Company and CitiStreet Equities LLC (Equities) executed an Agreement of Merger (February 2007). As a result of the merger, Equities ceases to exist and the Company continues as the surviving entity of the merger. Equities transferred net assets in the amount of $296,973 consisting of cash and cash equivalents of $276,000 and other net assets of $20,973.

(2) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Summary of Significant Accounting Policies

(a) Revenue Recognition

The Company recognizes revenue in the month services are performed, regardless of the period billed or collected. An accrual is recorded for all unbilled services. The accrual represents the revenue expected to be generated from services provided during that period. The Company records fees related to investment advisory services and commissions related to clients' IRA and brokerage accounts as the services are rendered.

(b) Cash and Cash Equivalents

Cash and cash equivalents include a checking account and money market accounts.

(Continued)

(c) ***Net Capital Calculation***

The Company reflects receivables and payables with CitiStreet as a net receivable for purposes of net capital calculations. Historically, CitiStreet has recorded the current month's expenses paid on behalf of the Company as a separate liability, which is then swept into the inter-company receivable/payable account the following month. This account represents the net activity paid and received by CitiStreet on behalf of the Company. The inter-company account continues to accumulate during the year, and upon completion of the financial statement audit, CitiStreet pays down the inter-company receivable and issues a dividend back to CitiStreet.

(d) ***Receivables***

Billed receivables from clients are presented at their billed amount less an allowance for doubtful accounts, if any. On a quarterly basis, an allowance for doubtful accounts is determined based on 100% of the outstanding billed receivables in excess of 150 days and any unbilled or accrued fee revenue that has not been billed in excess of 90 days.

(4) Income Taxes

As a single member limited liability company, the Company is not subject to federal income taxes. All income tax consequences are passed through to the member; therefore no federal income taxes have been recorded.

(5) Transactions with Affiliates

The Company routinely engages in various financial transactions with affiliated companies. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise.

The Company has an agreement with CitiStreet under which CitiStreet provides the Company with management, marketing, and administrative facilities and services, including the use of CitiStreet's sales personnel. As part of this agreement, CitiStreet acts as the Company's paying agent for payment of the Company's management services and operating costs. Fees for these services are based on the Company's share of the combined revenues of CitiStreet and the Company applied to those allocable expenses incurred by CitiStreet. Total fees paid to CitiStreet, and recorded as management fees, were $9,876,313 and $8,412,911 for 2007 and 2006, respectively.

Due from affiliate of $22,651,893 and $16,814,458 at December 31, 2007 and 2006, respectively, represent cash held by CitiStreet on behalf of the Company, net of management fees owed to CitiStreet of $377,329 and $380,649 at December 31, 2007 and 2006, respectively. In March 2007, the Company settled the prior year-end intercompany receivable with CitiStreet.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital (as defined) equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2007, the Company had net capital of $855,194, which is $830,194 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 as of December 31, 2007.

(7) Rules 15c3-3 and 17a-13

In accordance with the FINRA rules, the Company is exempt from the provisions of Rule 15c3-3 (which applies to the reserves and custody of securities) under the provisions of paragraph (k)(2)(i) thereof and from Rule 17a-13 (which applies to quarterly securities counts) under the provisions of paragraph (a) thereof.

(8) New Accounting Standards

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (FIN 48). FIN 48 requires companies to recognize the tax benefits of certain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2007. Adoption of FIN 48 is not expected to have a material impact on the financial statements.

Schedule I

CITISTREET ADVISORS LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2007

Net capital:		
Total member's capital	$	25,865,702
Deductions:		
Nonallowable assets:		
Commission receivable		(2,329,097)
Other assets		(23,112)
Due from affiliate		(22,651,893)
Total nonallowable assets		(25,004,102)
Net capital – before haircut		861,600
Haircut from other securities		(6,406)
Net capital	$	855,194
Aggregate indebtedness	$	93,742
Computation of basic net capital requirement:		
Minimum net capital required – $25,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$	25,000
Excess net capital at 1500%		830,194
Excess net capital at 1000% (Net capital less 10% of aggregate indebtedness)		845,820
Ratio of aggregate indebtedness to net capital		0.11 to 1

There are no material differences between this computation of net capital and the corresponding calculation prepared by the Company and included in the Company's unaudited FOCUS Form X-17a-5, Part IIA, filed on January 26, 2008, as of December 31, 2007.

See accompanying independent auditors' report.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Member
CitiStreet Advisors LLC:

In planning and performing our audit of the statement of financial condition and supplemental schedules of CitiStreet Advisors LLC (the Company), as of and for the year ended December 31, 2007, in accordance with US generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2008

END